Exhibit 99.1

FIRST CAPITAL REALTY ANNOUNCES ANNUAL AND Q4 RESULTS

Toronto, Ontario (February 14, 2017) - First Capital Realty Inc. (“First Capital Realty”) (TSX: FCR), one of Canada’s largest owners, developers and managers of grocery anchored, retail-focused urban properties, announced today financial results for the three months and year ended December 31, 2016.

SELECTED FINANCIAL INFORMATION

(unaudited)	Three months ended December 31		Year ended December 31
	2016	2015	2016	2015
Operating FFO (1) ($ millions)	$66.2	$58.4	$260.7	$236.1
Operating FFO per diluted share (1)	$0.27	$0.26	$1.10	$1.05
FFO (1) ($ millions)	$66.8	$58.8	$262.5	$221.3	(4)
FFO per diluted share (1)	$0.27	$0.26	$1.11	$0.99	(4)
Weighted average diluted shares for FFO (000s)	244,554	226,537	236,243	224,069
Total Same Property NOI (1) ($ millions)	$91.1	$89.1	$360.1	$356.0
Total Same Property NOI growth (1) (2)	2.2%	1.0%	1.1%	3.7%
Net income attributable to common shareholders ($ millions)	$57.7	$38.9	$382.7	$203.9
Net income attributable to common shareholders per diluted share	$0.24	$0.17	$1.59	$0.91
Weighted average diluted shares for net income (000s)	252,602	226,537	246,428	235,870
Total portfolio occupancy rate (3)	95.0%	94.8%
Total Same Property occupancy rate (3)	96.3%	96.0%

(1)   Refer to “Non-IFRS Supplemental Financial Measures” section of this press release.

(2)   Prior periods as reported; not restated to reflect current period categories.

(3)   As at December 31.

(4)   Includes $13.1M ($0.06 per share) of restructuring costs related to an Organizational Restructuring in the third quarter of 2015.

ANNUAL FINANCIAL AND OPERATIONAL HIGHLIGHTS

●	Operating FFO per Share: Operating FFO per diluted share increased 4.7% or $0.05 to $1.10 vs. $1.05 for the prior year. Operating FFO in total dollars increased 10.4% or $24.7 million to $260.7 million vs. the prior year.

●	Same Property NOI Growth: Total Same Property NOI increased 1.1% compared to the prior year. Excluding the impact of two significant lease surrender fees earned in the second quarter of 2015, total Same Property NOI increased 2.0%.

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●	Portfolio Occupancy Rate: Total portfolio occupancy improved to 95.0% at December 31, 2016, from 94.8% at December 31, 2015. The increase was primarily driven by re-leasing space vacated by the closure of two Target stores and a Canadian Tire location in 2015. Occupancy at December 31, 2016 and 2015 excluding vacant space held for development was 95.8% and 95.3% respectively. Total portfolio occupancy remained unchanged from the prior quarter.

●	Lease Renewal Rate Increase: Net rental rates for the year increased 7.5% per square foot on 1,637,000 square feet of lease renewals. The lease renewal rate increase for the Same Property portfolio was 8.2% on 1,481,000 square feet of renewals.

●	Growth in Average Net Rental Rate: The average net rental rate increased by 2.9% or $0.55 per square foot over the prior year to $19.39 per square foot, primarily due to rent escalations.

●	Property Investments: The Company acquired interests in nine income-producing properties as well as four redevelopment properties for a total of $320.2 million, advanced $189.2 million as a deposit on the acquisition of an investment property that is currently under construction, and invested $145.9 million in development and redevelopment. The Company also disposed of interests in ten properties for $137.1 million.

●	Net Income Attributable to Common Shareholders up $178.8 million: Net income increased to $382.7 million or $1.59 per diluted share compared to $203.9 million or $0.91 per diluted share for the prior year. The increase was primarily due to a $180.3 million higher increase in the fair value of investment properties.

QUARTERLY OPERATIONAL HIGHLIGHTS

●	Operating FFO per Share: Operating FFO per diluted share increased 5.0% or $0.01 to $0.27 vs. $0.26 in the prior year period. Operating FFO in total dollars increased 13.4% or $7.8 million to $66.2 million from $58.4 million.

●	Same Property NOI Growth: Total Same Property NOI increased 2.2% compared to the prior year period.

●	Lease Renewal Rate Increase: Net rental rates for the quarter increased 8.0% per square foot on 635,000 square feet of lease renewals. The lease renewal rate increase for the Same Property portfolio was 8.7% on 585,000 square feet of renewals.

●	Growth in Average Net Rental Rate: The average net rental rate increased by 1.1% or $0.21 per square foot over the prior quarter to $19.39 per square foot, primarily due to rent escalations.

●	Property Investments: The Company acquired four properties for $72.9 million and invested $32.9 million in development and redevelopment. The Company also disposed of two properties for $12.1 million, including a 50% interest in a development land parcel that the Company intends to develop for residential purposes.

●	Net Income Attributable to Common Shareholders up $19 million: Net income increased to $57.7 million or $0.24 per diluted share compared to $38.9 million or $0.17 per diluted share for the prior year period. The increase was primarily due to a $21.6 million higher increase in the fair value of investment properties.

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“2016 was a record year for FCR in terms of FFO per share driven primarily by solid operating performance at the property level” said Adam Paul, President and CEO.

“During the year, we also made material progress advancing our platform including people, processes and systems. On the property side, we were fortunate to add approximately $650 million of high quality real estate assets primarily through acquisitions and development completions with a heavy concentration in our core Toronto market. As well, we were delighted to acquire a substantial 27 acre future development property formerly occupied by the Christie Cookie Factory in Toronto together with our partner CPPIB.

Looking forward to 2017, we anticipate continued solid performance which we expect will lead to an Operating FFO per share growth rate in the low single digits for the full year.” Mr. Paul concluded.

FINANCIAL HIGHLIGHTS

As at	December 31
($ millions)	2016	2015
Total assets	$9,105	$8,279
Unencumbered assets	$6,627	$5,783
Net debt to total assets	42.6%	42.9%
Weighted average term of fixed-rate debt (years)	5.3	5.5

DIVIDEND

The Company will pay a first quarter dividend of $0.215 per common share on April 11, 2017 to shareholders of record on March 29, 2017.

SUBSEQUENT EVENTS

Redemption of Convertible Debentures

On January 31, 2017, the Company redeemed its remaining 5.40% Series E and 5.25% Series F convertible debentures at par. The full redemption price and any accrued interest owing on each series of convertible debentures was satisfied in cash.

PAYMENT OF CONVERTIBLE DEBENTURE INTEREST OWING ON MARCH 31, 2017 IN SHARES

First Capital Realty will pay the interest due on March 31, 2017 to holders of each of its outstanding series of convertible debentures (TSX:FCR.DB.I and FCR.DB.J) by the issuance of common shares on March 31, 2017. The number of common shares to be issued per $1,000 principal amount of debentures will be calculated by dividing the dollar amount of interest payable by an amount equal to 97% of the volume-weighted average trading price of the common shares of First Capital Realty on the Toronto Stock Exchange calculated for the 20 consecutive trading days ending on March 24, 2017. The aggregate interest payment is expected to be approximately $2.4 million, plus any accrued and unpaid interest on any such debentures which are converted on or before March 24, 2017. Under the terms of the convertible debentures, First Capital Realty has the option to satisfy its obligations to pay principal and interest in cash or by the issuance of common shares.

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MANAGEMENT CONFERENCE CALL AND WEBCAST

First Capital Realty invites you to participate, at 2:00 p.m. (ET) on Wednesday, February 15, 2017, in a live conference call with senior management to discuss the Company’s results for the three months and year ended December 31, 2016.

Teleconference

You can participate in the live conference by dialing 416-340-2217 or toll-free 866-696-5910 with access code 2406150. The call will be accessible for replay until March 1, 2017 by dialing 905-694-9451 or toll-free 800-408-3053 with access code 7237620.

Webcast

To access the live audio webcast and conference call presentation, please go to First Capital Realty’s website or click on the following link: Q4 2016 Conference Call. The webcast will be accessible for replay in the ‘Investors’ section of the website, under ‘Conference Calls’.

Management’s presentation will be followed by a question and answer period. To ask a question, press ‘1’ followed by ‘4’ on a touch-tone phone. The conference call coordinator is immediately notified of all requests in the order in which they are made, and will introduce each questioner. To cancel your request, press ‘1’ followed by ‘3’. For assistance at any point during the call, press ‘*0’.

ABOUT FIRST CAPITAL REALTY (TSX: FCR)

First Capital Realty is one of Canada’s largest owners, developers and managers of grocery anchored, retail-focused urban properties where people live and shop for everyday life. The Company currently owns interests in 160 properties, totaling approximately 25.3 million square feet of gross leasable area.

Non-IFRS Supplemental Financial Measures

First Capital Realty prepares and releases unaudited interim and audited annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”). As a complement to results provided in accordance with IFRS, the Company discloses certain non-IFRS financial measures, including but not limited to NOI, Same Property NOI, FFO and Operating FFO. These non-IFRS measures are further defined and discussed in First Capital Realty’s MD&A for the year ended December 31, 2016, which should be read in conjunction with this press release. Since these non-IFRS measures do not have standardized meanings prescribed by IFRS, they may not be comparable to similar measures reported by other issuers. The Company uses and presents the above non-IFRS measures as management believes they are commonly accepted and meaningful financial measures of operating performance. A reconciliation of net income and such non-IFRS measures is included in the Company’s MD&A. These non-IFRS measures should not be construed as alternatives to net income or cash flow from operating activities determined in accordance with IFRS as measures of First Capital Realty’s operating performance.

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Forward-looking Statement Advisory

This press release contains forward-looking statements and information within the meaning of applicable securities law. Forward-looking statements can generally be identified by the expressions “anticipate”, “believe”, “plan”, “estimate”, “project”, “expect”, “intend”, “outlook”, “objective”, “may”, “will”, “should”, “continue” and similar expressions. The forward-looking statements are not historical facts but, rather, reflect the Company’s current expectations regarding future results or events and are based on information currently available to Management. Certain material factors and assumptions were applied in providing these forward-looking statements.

Management believes that the expectations reflected in forward-looking statements are based upon reasonable assumptions; however, Management can give no assurance that actual results will be consistent with these forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations, including the matters discussed under “Risks and Uncertainties” in First Capital Realty’s MD&A for the year ended December 31, 2016 and under “Risk Factors” in its current Annual Information Form. Risks and uncertainties that could cause actual results or events to differ materially from those expressed, implied or projected by forward-looking statements include, but are not limited to: general economic conditions; real property ownership; tenant financial difficulties; defaults and bankruptcies; the relative illiquidity of real property; increases in operating costs and property taxes; First Capital Realty’s ability to maintain occupancy and to lease or re-lease space at current or anticipated rents; the availability and cost of equity and debt capital to finance the Company's business, including the repayment of existing indebtedness as well as development, intensification and acquisition activities; changes in interest rates and credit spreads; changes to credit ratings; geographic and tenant concentration; the availability of a new competitive supply of retail properties which may become available either through construction, lease or sublease; residential development, sales and leasing; risks in joint ventures; compliance with financial covenants; environmental liability and compliance costs; and uninsured losses and the Company’s ability to obtain insurance coverage at a reasonable cost.

Readers, therefore, should not place undue reliance on any such forward-looking statements. Further, a forward-looking statement speaks only as of the date on which such statement is made. First Capital Realty undertakes no obligation to publicly update any such statement or to reflect new information or the occurrence of future events or circumstances except as required by applicable securities law.

All forward-looking statements in this press release are made as of the date hereof and are qualified by these cautionary statements.

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For further information:

Adam Paul

President & CEO

(416) 216-2081

adam.paul@fcr.ca

Kay Brekken

Executive Vice President & CFO

(416) 216-2051

kay.brekken@fcr.ca

www.fcr.ca

TSX: FCR

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